August 25, 2025

Kevan Krysler
Chief Financial Officer
Pure Storage, Inc.
2555 Augustine Dr.
Santa Clara, California 95054

       Re: Pure Storage, Inc.
           Form 10-K for the Fiscal Year Ended February 2 , 2025
           Filed March 27, 2025
           File No. 001-37570
Dear Kevan Krysler:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2 , 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

1. We note you use Subscription Annual Recurring Revenue (ARR) as a key business metric to evaluate the performance of subscription services. Please expand your disclosure to address the following and advise us.
           Clarify what "on-demand" revenue is and how it differs from annualized contract value from subscription agreements.
           Clarify how ARR reflects new and existing customers and any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
           Disclose the renewal rates for subscription arrangements for each period presented to support your assumptions.
           Describe how ARR differs from GAAP revenue and specifically address any adjustments made in accordance with ASC 606.
 August 25, 2025
Page 2

             Disclose whether ARR is indicative of future revenue and if not, how it may differ.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology